UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: October 24, 2000

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana   **59701-9394**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 12

ITEM 5. Other Events.

Financial Results

THIRD QUARTER 2000 COMPARED WITH THIRD QUARTER 1999

Earnings per Share: The Montana Power Company reported consolidated basic net income of $0.23 per share in the third quarter as compared with third quarter 1999 consolidated basic net income of $0.26 per share. Earnings from continuing operations for the third quarter 2000 – consisting of telecommunications, utility, and other operations – decreased $0.11 per share, from $0.06 per share to a loss of $0.05 per share. Effective September 1, 2000, we implemented discontinued operations accounting with respect to our coal operations, part of our independent power operations, and our oil and natural gas operations. Earnings from these discontinued operations for the third quarter 2000 were $0.28 per share, an increase of $0.08 per share compared with third quarter 1999 earnings of $0.20 per share.

Elimination of Dividend: In conjunction with the proposed divestiture of the energy businesses and our transition to a telecommunications enterprise under Touch America, our board of directors decided today to eliminate ongoing dividend payments on common stock effective the first quarter 2001. The dividend payment on common stock approved by the board in the third quarter 2000 will be paid as scheduled in the fourth quarter 2000.

Third Quarter Developments: On September 29, 2000, NorthWestern Corporation, a South Dakota-based energy company, agreed to purchase our utility businesses, including Colstrip Unit 4. The total consideration is $1,090,000,000, comprised of cash of $602,000,000 and NorthWestern's assumption of $488,000,000 of our debt. We expect the transaction to close before the end of the second quarter 2001, subject to the approval of our shareholders, regulatory approvals, and other customary closing conditions, including any necessary antitrust determinations. We have not yet implemented discontinued operations accounting with respect to our utility businesses or Colstrip Unit 4 because the transaction still requires shareholder approval. We have reflected the results of Colstrip Unit 4 in our continuing operations under "Electric Utility."

On September 15, 2000, Westmoreland Coal Company, a Delaware corporation, agreed to purchase the companies comprising our coal businesses for $138,000,000, subject to certain adjustments. On September 19, 2000, BBI Power Corporation, a Delaware corporation, agreed to purchase the stock of Continental Energy Services, Inc., our independent power subsidiary, for $84,500,000, subject to certain adjustments. On August 25, 2000, PanCanadian Petroleum Limited, a Canadian corporation, and PanCanadian Energy, Inc., a Delaware corporation and a wholly owned subsidiary of PanCanadian Petroleum, agreed to purchase all of the stock of our United States and Canadian oil and natural gas businesses for US$475,000,000, subject to certain adjustments.

Discontinued Operations: We expect the sales of our coal and independent power businesses to close in the fourth quarter 2000 or the first quarter 2001. We expect the sale of our oil and natural gas business to close in the fourth quarter 2000. Effective September 1, 2000, therefore, we treated our coal operations as discontinued operations; reclassified the results of the Independent Power Group's Colstrip Unit 4 Lease Management Division as part of the results of the electric utility and reported Continental Energy's results as discontinued operations; and treated our oil and natural gas operations as discontinued operations. We have separately reported the income or loss from our discontinued operations for the quarters and nine months ended September 30, 2000 and 1999, as described below.

Continuing Operations – Telecommunications; Utility; and Other/Exhibit 99b

Income from continuing operations before income taxes decreased approximately $23,300,000, or 153 percent, compared with the third quarter 1999. An increase in Touch America's operating results was more than offset by decreased results of operations for the utility and for other operations.

Telecommunications Operations

Income from our telecommunications operations increased approximately $10,400,000. Higher revenues primarily resulted from customer growth, as discussed below.

Revenues: Revenues increased on Touch America's broadband, high-speed fiber-optic and wireless network for the third quarter 2000 compared to the same period in 1999. The increases are primarily attributable to the June 30, 2000 acquisition from Qwest Communications International, Inc. of rights and properties associated with Qwest's wholesale, private-line, long-distance, and other telecommunications services in U S WEST's fourteen-state region related to Qwest's interLATA businesses (collectively, the "Qwest Businesses") and growth in the following areas:

- Network-service revenues (wholesale and dedicated business line segments) of approximately $80,000,000, compared to approximately $10,500,000 for the third quarter 1999.

- Retail sales revenues (commercial and consumer long-distance) of approximately $37,700,000, compared to approximately $6,300,000 for the third quarter 1999.

- Increased revenues of approximately $2,100,000 associated with infrastructure investments for a PCS joint venture for which Touch America provided equipment and engineering and construction services.

Earnings from unconsolidated telecommunications investments were approximately $8,600,000 lower compared with the same period in 1999, primarily because of anticipated losses of approximately $1,000,000 related to Touch America's equity interest in the Minnesota PCS, LP joint venture and losses of approximately $1,300,000 related to Touch America's equity interest in the TW Wireless, LLC joint venture. We expect the Minnesota PCS venture to continue to incur losses through 2003 as it expands its network and increases its marketing efforts, and we estimate Touch America's share of these anticipated losses to be an additional $400,000 per month for the remainder of 2000. We expect Touch America's share of the TW Wireless venture's anticipated losses in the fourth quarter of 2000 to be approximately $2,000,000. Earnings from dark-fiber transactions, primarily from the FTV Communications LLC joint venture, were approximately $6,300,000 lower than in 1999 as a result of the substantial completion of FTV's network during the second quarter of 1999.

Expenses: Operations and maintenance expenses increased approximately $50,600,000 and selling, general, and administrative ("SG&A") expenses increased approximately $27,800,000, attributable chiefly to customer growth, increased expenses and salaries as we expand Touch America's infrastructure, and increased marketing efforts. Taxes other than income taxes increased approximately $1,100,000, representing increased property taxes as a result of the expansion of Touch America's fiber-optic network. Depreciation and amortization expense increased approximately $4,900,000, representing increased plant in service resulting mainly from continuing expansion of our fiber network and the acquisition of the Qwest Businesses.

Utility Operations

Electric Utility (including Colstrip Unit 4)

Our electric utility results were lower for the third quarter 2000 compared with the third quarter 1999 principally because of the following: (1) during the third quarter 2000, we recorded a provision for future pretax losses of $10,000,000 primarily relating to a long-term power supply agreement with an industrial customer; (2) the December 17, 1999 sale of substantially all of our electric generating assets with a book value of approximately $497,000,000 to PPL Montana, LLC. reduced our utility's net income; and (3) unplanned outages at our Colstrip Unit 4 plant.

<u>Provision for Future Losses Relating to Long-Term Contracts</u>

In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," we recorded a $10,000,000 provision in the third quarter 2000 for future pretax losses relating to long-term power supply agreements. An ongoing power supply agreement with an industrial customer exposes us to most of the expected loss. That agreement obligates us to deliver to our industrial customer one half of its electric energy at a fixed price and the remainder at an index-based price with a cap. When the agreement expires at the end of 2002, the customer has an option to extend the agreement through 2004. If the customer exercises this option, however, only index-based prices with no cap would apply during the extension period.

Since the sale of our electric generating assets, we have been supplying our customers with electric energy purchased through an index-based contract. The volume of electric energy that we are committed to purchase under this index-based contract exceeds our customers' usage estimates.

Until the third quarter 2000, we could effectively mitigate the commodity price risk inherent in the power supply agreements through the combination of a derivative financial transaction called a "swap" and a related physical purchase agreement that both remain effective through May 2001. During the third quarter of this year, however, our industrial customer increased its electric energy consumption and wholesale electric prices increased substantially. The combination of these two events rendered the swap and related physical offset less effective.

Specifically, our industrial customer's average monthly purchases of electric energy during the third quarter 2000 increased more than 30 percent compared to the second quarter 2000. Average monthly wholesale electric prices in the Pacific Northwest, based on the Mid-Columbia price index, more than doubled during the third quarter 2000 compared to the second quarter

2000. Because of these two events, the expenses of supplying our customers with electric energy during the third quarter 2000 exceeded the associated revenues earned from these customers and the swap and physical offset by approximately $9,000,000 – excluding the loss provision recorded this quarter. By contrast, for the entire six months ended June 30, 2000, the expenses incurred to supply these customers exceeded the associated revenues earned from these customers and the swap and physical offset by approximately $2,000,000.

Usage estimates provided by our industrial customer and wholesale electric prices calculated from forward price projections and broker quotes indicate that the costs of supplying electric energy to these customers will continue to result in losses. We estimate that these losses will continue until the expected closing of the sale of our utility businesses to NorthWestern Corporation in the first half of 2001.

We continue to examine our options and take steps to mitigate the commodity price risk resulting from these power supply agreements.

December 1999 Sale of Electric Generating Assets

With the sale of our electric generating assets, we reduced our utility net plant by approximately $497,000,000. Because the Company no longer earns an equity rate of return on those assets, we experienced a decline in utility earnings, as expected.

Prior to the sale, we billed revenues in part to cover the costs of operating the generating plants, pay taxes and interest, and to earn a return on our shareholders' investment. Since the sale, we continue to bill for energy supply, but now these revenues cover the costs to purchase power to serve our core customers. These costs no longer fluctuate based on actual operating results, but are fixed based on an allocated cost-of-service price. While revenues from sales to our core customers were not affected by the sale, we now pay the profit component of revenues – which previously represented the return on our shareholders' investment – to PPL Montana as part of purchased power expenses. Buyback contracts entered into with PPL Montana allow us to purchase power necessary to serve our core customers through the transition period ending in 2002. The price in the buyback contracts, $22.25/MWh, represents our net fully allocated costs of service in current rates, replacing operations and maintenance expense, depreciation expense, property tax expense, and return on investment. We reflect the costs of purchased power under the buyback contracts in operating expenses as power supply expenses.

Unplanned Outages at Colstrip Unit 4

Colstrip Unit 4 experienced unplanned outages for approximately 45 days during the end of the third quarter and the beginning of the fourth quarter. As a result, we were required to purchase power to supply our two long-term contracts dedicated to Colstrip Unit 4 in the secondary market at prices inflated by drought, unplanned plant outages, and unseasonably high temperatures.

Operating Results

Income from electric utility operations decreased approximately $38,000,000, or 155 percent compared to 1999, primarily because of the effects of the sale of our electric generating assets, unplanned outages at our Colstrip Unit 4 plant, and the loss provision that we recorded relating to the long-term power supply agreements, as discussed above.

Revenues: Revenues during the third quarter decreased approximately $800,000. Increased general business revenues, transmission revenues from PPL Montana, and revenues from the swap instrument discussed above were more than offset by the effects of the generation sale, including decreased revenues from the absence of sales to other utilities and the associated intersegment transmission revenue from an affiliate, The Montana Power Trading & Marketing Company ("MPT&M").

Expenses: Overall expenses increased approximately $37,300,000 because of the effects of the following items, most of which, as discussed, were attributable to the generation sale, unplanned outages at our Colstrip Unit 4 plant, and the provision for future losses of $10,000,000 relating to the long-term power supply agreements:

- Operations and maintenance expenses, consisting of power-supply and transmission and distribution, increased approximately $38,900,000 principally because of the following:

  - Power-supply expenses increased approximately $37,900,000 for the electric utility and approximately $3,500,000 for the Colstrip Unit 4 Lease Management Division.

    - Power-supply expenses for the electric utility increased mainly because of increased purchased power costs required to supply electric energy to our core customers, along with a higher average price for wholesale power under a purchase contract that we use mainly to supply our industrial customer, as discussed above. A decrease in purchased power resulting from customers choosing other suppliers partially offset this increase. As discussed above, the overall increase in purchased power costs attributable to the generation sale is recoverable in rates.

    - Power-supply expenses for the Colstrip Unit 4 Lease Management Division increased mainly because of unplanned outages at our Colstrip Unit 4 plant, as discussed above. As a result, we were required to purchase power to supply our two long-term contracts dedicated to Colstrip Unit 4 in the secondary market at relatively high prices.

  - Transmission and distribution wheeling expenses decreased approximately $2,500,000 primarily because, as discussed above, we are no longer selling surplus generation in the secondary markets. As a result, we did not incur the costs associated with using other utilities' lines outside our service territory to transmit this energy.

- SG&A expenses decreased approximately $5,400,000 mainly due to a decrease in regulatory amortizations related to the generation sale, decreased costs relating to the Energy Resource Planning information system and the Enterprise Customer-Care information system, and decreased miscellaneous administrative items.

- Taxes other than income taxes and depreciation expense decreased approximately $6,100,000 as a result of the sale of most of our generation plant.

- Provision for future losses relating to long-term contracts increased $10,000,000 as a result of the loss that we recorded in the third quarter 2000 primarily associated with the power supply agreement with an industrial customer.

Regulatory: Montana's 1997 Electric Industry Restructuring and Customer Choice Act (Electric Act) established a rate moratorium for all electric customers pursuant to which transmission and distribution rates could not be increased until July 1, 2000. In August 2000, with the expiration of the Electric Act's rate moratorium, we filed a combined request for increased electric and natural gas rates with the PSC. We requested increased annual electric transmission and distribution revenues of approximately $38,500,000, with a proposed interim annual increase of approximately $24,900,000. We expect a decision from the PSC regarding our interim request during the fourth quarter of 2000.

In August 2000, we also filed a request for increased rates to recover higher power-supply costs relating to certain Qualifying Facility (QF) contracts that federal law required us to enter at prices established by the PSC. We are seeking an increase of approximately $9,200,000, and we expect a decision from the PSC regarding this request during the fourth quarter of 2000.

Natural Gas Utility

Income from operations decreased approximately $1,000,000 compared to 1999.

Revenues: Revenues increased approximately $2,300,000 mainly because of an increase in rates as discussed below.

Expenses: Expenses increased approximately $3,300,000 chiefly because of increased transmission and distribution and SG&A expenses, which increased mainly because of increased incentive-compensation accruals and miscellaneous administrative items.

Regulatory: On August 12, 1999, we filed a natural gas rate case with the PSC requesting, among other matters, increased annual revenues of $15,400,000, with a proposed interim increase of $11,500,000. An interim increase of $7,600,000 became effective on December 10, 1999. A final PSC order that became effective on April 1, 2000 approved an additional increase of $2,800,000.

In August 2000, we filed a combined request for increased natural gas and electric rates with the PSC. We requested increased annual natural gas revenues of approximately $12,000,000, with a proposed interim annual increase

7

of approximately $6,000,000. We expect a decision from the PSC regarding our interim request during the fourth quarter of 2000.

Other Operations

Income from other operations decreased approximately $2,100,000. We have reclassified into these operations all general corporate overhead expenses associated with, but not directly attributable to, the discontinued coal, independent power (Continental Energy), and oil and natural gas operations.

Interest Expense and Other Income

Interest expense decreased approximately $5,900,000 with the net retirement of long-term debt in 1999 and early 2000 and the decrease in the interest expense related to the Kerr Project mitigation liability, which was reduced with our sale of generation assets. Other Income – Net increased approximately $1,600,000 primarily because of interest income earned on the higher cash balances held in 2000 compared to 1999.

Discontinued Operations – Coal; Independent Power (Continental Energy); and Oil and Natural Gas/Exhibit 99c

As stated above, effective September 1, 2000, we accounted for our coal operations, part of our independent power operations, and our oil and natural gas operations as discontinued operations. Income from these discontinued operations, net of income taxes, increased approximately $7,600,000, or 34 percent compared to the third quarter 1999.

Coal

Income from our discontinued coal operations decreased mainly because of decreased revenues resulting from lower prices due to contract amendments, negotiated in 1998 and taking effect in mid-2000, relating to the coal supply agreement between Western Energy and the owners of Colstrip Units 1 and 2 and lower sales volumes because of scheduled maintenance and unplanned outages in Colstrip.

Independent Power (Continental Energy)

Income from our discontinued independent power operations increased principally as a result of operating efficiencies at generating plants in which Continental Energy owns equity interests.

Oil and Natural Gas

Income from our discontinued oil and natural gas operations increased chiefly as a result of increased revenues due to higher commodity prices.

YEAR-TO-DATE 2000 COMPARED WITH YEAR-TO-DATE 1999

Year-to-date 2000 earnings were $0.85 per share, an increase of $0.07 per share, or approximately 9 percent, versus year-to-date 1999 earnings of $0.78 per share. Earnings from continuing telecommunications, utility, and other operations were $0.03 per share, down $0.27 per share, or approximately 90 percent, when compared with $0.30 per share for the nine months ended

September 30, 1999. Earnings from discontinued coal, independent power (Continental Energy), and oil and natural gas operations increased 73 percent, from $0.48 per share for the nine months ended September 30, 1999 to $0.83 per share for the nine months ended September 30, 2000.

Continuing Operations – Telecommunications; Utility; and Other/Exhibit 99b

Income from continuing operations before income taxes for the nine months ended September 30, 2000 decreased approximately $54,800,000, or 82 percent, when compared to 1999.

Telecommunications Operations

For the nine months ended September 30, 2000, income from our telecommunications operations increased approximately $8,500,000 compared with the nine months ended September 30, 1999, due to the same reasons mentioned above in the discussion of the third quarter.

Revenues: Revenues increased on Touch America's broadband, high-speed fiber-optic and wireless network for the third quarter 2000 compared to the same period in 1999. The increases are primarily attributable to the June 30, 2000 acquisition of the Qwest Businesses and the following areas:

- Year-to-date increases in network-service revenues (wholesale and dedicated business line segments) of approximately $110,000,000.

- Year-to-date increases in retail sales revenues (commercial and consumer long-distance) of approximately $50,700,000.

- Year-to-date increases in revenues of approximately $6,200,000 associated with infrastructure investments for a PCS joint venture for which Touch America provided equipment and engineering and construction services.

Earnings from unconsolidated investments were approximately $10,900,000 lower compared with the same period in 1999. This decrease was the result of Touch America's anticipated losses of approximately $1,900,000 related to its equity investment in the Minnesota PCS, LP joint venture, losses of approximately $1,200,000 related to Touch America's equity investment in the TW Wireless, LLC joint venture, and lower income from dark-fiber transactions of approximately $8,500,000, primarily resulting from the FTV Communications LLC joint venture.

Expenses: Operations and maintenance expenses increased approximately $57,200,000 and SG&A expenses increased approximately $30,800,000, attributable chiefly to the combination of expenses mentioned above in the discussion of the third quarter. Taxes other than income taxes increased approximately $2,000,000 as a result of increased property taxes, representing expansion of Touch America's fiber-optic network, partially offset by revised property tax assessed values for 2000. Depreciation and amortization expense increased approximately $5,900,000 because of increased plant in service resulting primarily from network expansion and the acquisition of the Qwest Businesses.

Utility Operations

Income from electric utility operations for the nine months ended September 30, 2000 decreased approximately $79,900,000, or 96 percent, compared with income from operations for the nine months ended September 30, 1999. Year-to-date 2000 income from natural gas utility operations, when compared with year-to-date 1999, decreased approximately $700,000, or 10 percent.

Electric Utility (including Colstrip Unit 4)

Revenues: Revenues from electric utility operations decreased approximately $28,000,000 compared with year-to-date 1999, mainly from the voluntary rate reduction which became effective February 2, 2000, a weather-related reduction in volumes sold and the effects of the generation sale.

Expenses: Operating expenses increased approximately $51,900,000 compared to the nine months ended September 30, 1999. These expenses changed for essentially the same reasons mentioned in the discussion of the third quarter.

Natural Gas Utility

Revenues and Expenses: Revenues increased approximately $6,400,000 principally due to increased rates. Operating expenses increased approximately $7,100,000 mainly for the reasons discussed in the results of the third quarter.

Other Operations

Income from other operations decreased approximately $5,800,000 compared to 1999. As stated above, we have reclassified all general corporate overhead expenses associated with, but not directly attributable to, the discontinued coal, independent power (Continental Energy), and oil and natural gas operations into other operations.

Interest Expense and Other Income

Interest expense decreased and Other Income – Net increased primarily for the reasons mentioned above in the discussion of the third quarter.

Discontinued Operations – Coal; Independent Power (Continental Energy); and Oil and Natural Gas/Exhibit 99c

Income from discontinued operations, net of income taxes, increased approximately $34,700,000, or 66 percent, compared to 1999. Income from discontinued coal operations decreased principally for the reasons mentioned in the discussion of the third quarter and because of planned maintenance at the generating plants in Texas. Income from discontinued independent power operations increased mainly due to Continental Energy's pretax gain of approximately $34,300,000 recognized in the second quarter 2000 resulting from the sale of its equity interest in the Brazos project. Income from discontinued oil and natural gas operations increased primarily for the reasons mentioned in the discussion of the third quarter.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

On June 22, 1999, the Board of Directors approved, effective August 6, 1999, a two-for-one split of the Company's outstanding common stock to all shareholders of record on July 16, 1999. We have adjusted all 1999 earnings-per-share and share information for the split.

ITEM 7. Financial Statements and Exhibits.

Exhibit

99a   Preliminary Consolidated Statements of Income for the Quarters Ended September 30, 2000 and 1999 and for the Nine Months Ended September 30, 2000 and 1999.

99b   Preliminary Continuing Operations Schedule of Revenues and Expenses for the Quarters Ended September 30, 2000 and 1999 and for the Nine Months Ended September 30, 2000 and 1999.

99c   Preliminary Discontinued Operations Listing of Income for the Quarters Ended September 30, 2000 and 1999 and for the Nine Months Ended September 30, 2000 and 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer

Dated: October 24, 2000

Exhibit Index

THE MONTANA POWER COMPANY AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
	(Thousands of Dollars) (except per-share amounts)			
REVENUES......................	$ 264,605	$ 180,474	$ 627,299	$ 564,343
EXPENSES:				
Operations and maintenance...	160,419	83,397	372,106	262,614
Selling, general, and administrative............	56,779	29,473	113,982	81,015
Taxes other than income taxes......................	16,449	17,202	46,123	52,549
Depreciation, depletion, and amortization..........	21,147	19,851	54,343	59,543
Provision for future losses relating to long-term contracts.................	10,000	–	10,000	–
	264,794	149,923	596,554	455,721
INCOME FROM CONTINUING OPERATIONS.................	(189)	30,551	30,745	108,622
INTEREST EXPENSE AND OTHER:				
Interest.....................	7,719	13,901	28,985	43,064
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust.....................	1,373	1,373	4,119	4,119
Other deductions (income) – net.......................	(1,196)	24	(14,543)	(5,519)
	7,896	15,298	18,561	41,664
INCOME TAXES..................	(3,537)	8,199	6,735	31,416
NET INCOME (LOSS) FROM CONTINUING OPERATIONS........	(4,548)	7,054	5,449	35,542
DISCONTINUED OPERATIONS:				
Income from discontinued coal, independent power, and oil and natural gas operations, net of income taxes..............	29,775	22,158	87,474	52,743
NET INCOME....................	25,227	29,212	92,923	88,285
DIVIDENDS ON PREFERRED STOCK...	923	923	2,768	2,768
NET INCOME AVAILABLE FOR COMMON STOCK................	$ 24,304	$ 28,289	$ 90,155	$ 85,517
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000).................	105,628	110,201	105,593	110,177
BASIC EARNINGS PER SHARE OF COMMON STOCK................	$ 0.23	$ 0.26	$ 0.85	$ 0.78
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)...............	106,343	110,934	106,814	110,984
DILUTED EARNINGS PER SHARE				

OF COMMON STOCK............. $ 0.23 $ 0.26 $ 0.84 $ 0.77

PRELIMINARY CONTINUING OPERATIONS

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
	(Thousands of Dollars)			

TELECOMMUNICATIONS:

REVENUES:

Revenues.....................	$ 122,845	$ 19,166	$ 175,884	$ 60,295
Earnings from unconsolidated investments................	(385)	8,168	(657)	10,268
Intersegment revenues........	–	285	334	639
	122,460	27,619	175,561	71,202

EXPENSES:

Operations and maintenance...	58,633	8,014	83,016	25,842
Selling, general, and administrative.............	30,999	3,217	39,645	8,887
Taxes other than income taxes......................	2,038	907	4,328	2,332
Depreciation and amortization...............	7,164	2,292	12,704	6,816
	98,834	14,430	139,693	43,877

INCOME FROM TELECOMMUNICATIONS

OPERATIONS...................	23,626	13,189	35,868	27,325

ELECTRIC UTILITY:

REVENUES:

Revenues.....................	$ 126,112	$ 123,407	$ 362,359	$ 381,852
Intersegment revenues........	190	3,714	2,344	10,845
	126.302	127.121	364.703	392.697

EXPENSES:

Operations and maintenance...	96,487	57,638	253,138	181,520
Selling, general, and administrative.............	12,187	17,615	37,569	46,450
Taxes other than income taxes......................	10,336	12,989	30,139	39,197
Depreciation and amortization...............	10,745	14,234	30,942	42,761
Provision for future losses relating to long-term contracts..................	10,000	–	10,000	–
	139,755	102,476	361,788	309,928

INCOME (LOSS) FROM ELECTRIC

OPERATIONS................	(13,453)	24,645	2,915	82,769

PRELIMINARY CONTINUING OPERATIONS (continued)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
	(Thousands of Dollars)			
NATURAL GAS UTILITY:				
REVENUES:				
Revenues (other than gas supply cost revenues)......	$ 13,223	$ 10,486	$ 58,145	$ 52,443
Gas supply cost revenues.....	2,357	2,806	24,624	23,920
	15,580	13,292	82,769	76,363
EXPENSES:				
Operations and maintenance...	8,612	6,528	39,206	36,079
Selling, general, and administrative.............	6,222	5,089	19,823	15,621
Taxes other than income taxes......................	3,545	3,230	10,392	10,500
Depreciation, depletion, and amortization..........	2,088	2,320	6,868	6,960
	20,467	17,167	76,289	69,160
INCOME (LOSS) FROM GAS OPERATIONS...................	(4,887)	(3,875)	6,480	7,203
OTHER OPERATIONS:				
REVENUES:				
Revenues.....................	$ 453	$ 16,441	$ 6,944	$ 35,565
Intersegment revenues........	(843)	451	1,152	1,453
	(390)	16,892	8,096	37,018
EXPENSES:				
Operations and maintenance...	(3,966)	15,667	576	32,110
Selling, general, and administrative.............	7,371	3,552	16,945	10,057
Taxes other than income taxes......................	530	76	1,264	520
Depreciation and amortization...............	1,150	1,005	3,829	3,006
	5,085	20,300	22,614	45,693
LOSS FROM OTHER OPERATIONS.....	(5,475)	(3,408)	(14,518)	(8,675)
INTEREST EXPENSE AND OTHER INCOME:				
Interest.....................	9,281	15,133	33,068	46,605
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust......................	1,373	1,373	4,119	4,119
Other income – net..........	(2,758)	(1,208)	(18,626)	(9,060)
	7,896	15,298	18,561	41,664
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES........................	(8,085)	15,253	12,184	66,958
INCOME TAXES...................	(3,537)	8,199	6,735	31,416
DIVIDENDS ON PREFERRED STOCK...	923	923	2,768	2,768
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK.............	$ (5,471)	$ 6,131	$ 2,681	$ 32,774

PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
	(Thousands of Dollars)			
DISCONTINUED OPERATIONS:				
Income from discontinued coal, independent power, and oil and natural gas operations, net of income taxes...............	$ 29,775	$ 22,158	$ 87,474	$ 52,743
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK.............	$ 29,775	$ 22,158	$ 87,474	$ 52,743